Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended December 31, 2007

This management’s discussion and analysis (“MD&A”), dated March 31, 2008 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the year ended December 31, 2007 and the audited consolidated financial statements and notes for the year ended December 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation) (“Minco Gold”, referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Henan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

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Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

i.

up to 51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”) - holding company for the Changkeng Gold project;

ii.

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

iii.

70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco JV”) – holding company for the Xiaoshan Gold project; and

iv.

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

•

Equity interests – 41.75% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2006 average	7.0323	0.8818
December 31, 2006	6.6979	0.8581
2007 average	7.1192	0.9356
December 31, 2007	7.4557	1.0194

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract signed in 2004, Minco Gold and its partners were to form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold was to contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture agreement with three other Chinese partners to form a joint venture company called Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong”). The terms and conditions of the JV are similar to those of the Jinli JV.  Mingzhong received its business license on March 30, 2007.

Under the terms of the JV agreement, Minco China has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million (approx. US $7.1 million). The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in the Mingzhong JV.

The Mingzhong JV signed a purchase agreement in 2007 to buy a 100% interest in the exploration permit (the “Changkeng Exploration Permit”) on the Changkeng Gold Property from 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”).  Total purchase price (the “Purchase Price”) is appraised to be RMB 49 million (approx. US $6.8 million), payable in three installments within two years. The Ministry of Land and Resources of China has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Exploration Team to the Mingzhong JV.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license and the transfer of the Changkeng Exploration Permit.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for Mingzhong had not been finalized as expected. Instead of the proposed 10,000 meter drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results of that limited program generally confirm the previous results

Exploration program in 2007

Six infill holes with a total footage of 1,264 metres were drilled in 2007 to meet the minimum exploration expenditure required by the Chinese government.  Assay results for these six holes were released in March 2008 and are available at the Company’s website and on SEDAR.

Exploration plan for 2008

An extensive exploration program has been approved by the board of directors of Mingzhong. The general objective of the exploration program is to upgrade the gold resource estimate to meet the minimum requirements of the Chinese government for application of a mining permit. A resource estimate is also being conducted by P&E Mining Consultants Inc. Additional exploration may be proposed to meet the requirements of a feasibility study.

The current exploration program consists of 15,000 metres of drilling, investigation of the mined-out area, metallurgical testing and hydrogeological, geotechnical and environmental studies. The program will be initiated in March 2008 and is expected to be completed by the end of December 2008.

Yangshan (Anba) Gold Project

Gansu Keyin Mining Co. Ltd. and Minco Gold’s joint venture (“Keyin”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”).  Under the agreement, Keyin could earn a 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit for the Anba gold property, which expired in June 2006, was in the process of being extended and was to be transferred to the YGM JV once the definitive joint venture contract was signed and all requisite approvals for the registration of the joint venture obtained. The YGM JV applied for a business license.

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it could prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV authorized other persons to continue the work for the exploration permit transfer.  The YGM JV demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, was recorded as a receivable in the Company’s consolidated accounts.

Total expenditures funded by the Company on the Anba gold property from inception to December 31, 2007 are $490,442 and from the inception to December 31, 2006 were $477,480.

The Company does not consider the Anba gold property to be a material property and no further expenditures are planned.

This entire project was terminated in 2007.

Gobi Gold Project

Minco Gold has earned a 63% interest in the Damo JV by spending approximately $1.7 million up to December 31, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

In 2007, trenching and drilling were conducted to the west extension of the known gold mineralization zone. The drilling program was primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Multilayer mineralization zones were intersected in all five completed holes. Width of each individual zone is from 1 metre to more than 20 metres and grade of gold is from 0.6g/t to 2.45g/t.

BYC Gold Project

In 2002, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spend 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

An exploration program in 2007 consisted of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization. Structural targets were to be further tested by surface trenching.

A systematic sampling and mapping program on the previously abandoned mining pits within the exploration permit was carried out by Minco geologists in July 2007. A detailed discovery-oriented study on structural geology of the property was conducted by a consulting structural geologist in September 2007.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. Mineralized veins occur as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. Seven gold and silver veins have been identified on surface in the Dafangshan area. Mineralized veins occur as thin structural veins within cataclastic alteration zones which are controlled by NW-, NE- and EW-trending faults.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd.

An exploration program was proposed by the JV and exploration activities for Phase I program consisted of underground tunneling and a comprehensive surface investigation consisting of mapping and sampling.

An exploration program consisting of surface mapping and test drilling was approved by the JV board over the two exploration permits and the major structural zone where a massive sulfide has been detected in illegal mining adits. The field work of the mapping program was completed in July 2007. A drilling program of seven drill holes was designed to test the dip and strike extensions of the massive sulfide zone detected in the near-surface tunnels along the major structural zone within the Huluyu exploration permit.  The drilling program was initiated on October 22, 2007.

Plans for 2008 include completing the drill program and analyzing the results.

Minco China

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,400), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it is valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine at a cost of RMB 6 million. The current exploration and mining permits are valid until the middle of 2009 and renewable thereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by a 40 kilometer paved road and a 30 kilometer gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232 meters above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section were identified. The total strike length of the recognizable major vein zone is about 350 meters within the area of the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7 meters.

Exploration in 2007

The major objective of exploration activities in 2007 was to further delineate and expand the gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit proposed. Exploration programs consisted of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Minco expected a successful resource definition within the mining permit by underground mapping and drilling. However, almost all the assay data of gold from the drill core samples is uneconomic although quartz veinlets were intersected in most of the completed holes. One of the major reasons for the poor results may be the nugget effect which can influence the effectiveness of a drill core sampling program. Therefore, Minco decided to terminate the drilling program in mid April after 3000 meters was drilled and shifted the exploration focus to underground tunneling and mapping for a better understanding of the distribution of gold mineralization within the mining permit and its adjacent area.

The revised exploration program included (1) a soil geochemical sampling program over the adjacent areas of the Gold Bull Mountain mining permit; (2) a 495m drifting and crosscutting program within the Gold Bull Mountain mining permit; (3) a 280m test tunneling program near Line 49 to the SW extension of the mining permit; and (4) a test drilling program at Line 1 to evaluate the mineralization potential in Proterozoic slate which outcropped in the northeast extension of the mining permit.

The geochemical soil sampling program was completed in September 2007 and the test drilling program was completed in early October 2007. A comprehensive data research on the two programs is being conducted by Minco geologists and a proposal for further exploration in the exploration permit will be worked out. The underground development at Levels 112 and 87 are still in progress.

Plans for 2008 include completing the underground development work and progress to initiating pilot production.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

 Exploration program in 2006:

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

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Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1,100 km2 project area. Field work at this stage included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization were discovered in all the three sub-project areas.

•

Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program focused on the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It was discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1,000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

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Phase III Program:

The Phase III program was organised in September 2006 and included (1) 110 km2 drainage soil sampling at density of about 50 samples per square kilometres in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at density of 125 samples per square kilometre and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, and (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two mineralized zones, ZT-1 of 840m in length and ZT-2 of 400m in length, were delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches varied from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomalies were delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au were detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite were detected within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400 meters in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone. Twelve soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration in 2007

An aggressive trenching and drilling program was proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all three sub-project areas.

Yuezhao:

A 2,500m test drilling program was proposed for the Yuezhao area where gold mineralization was defined with surface trenching in 2006. The first six holes were designed to test the dip extension and the strike continuity of gold mineralization at depth. The drilling program was initiated in early May 2007 and was completed in early August 2007. Six drill holes with a total footage of 1,762 meters were drilled along the strike of the surface mineralization zone.

Three mineralized bodies have been delineated at surface by trenching. Mineralized Zone I-1 is controlled for 400m by trenching from exploration lines 7 to 24 and was intersected in ZK0-1 at depth of 160m. Mineralized zone I-2 un-continuously distributed for 500m at surface between exploration lines 7 and 32 and has not been intersected in completed holes. Mineralized zone I-3 is located to the east of Line 68 and remains untested at depth. Gold mineralization from 1 to 3m in width was intersected in five holes and shows an obvious pinch-out pattern at depth. Average grade of the mineralization zones at depth is about 1g/t Au.

Yangshanli:

Yangshanli area has very strong anomalies of Au, As, Sb in stream sediments and soils and the favourable geological conditions. Trenching and mapping were conducted over the major alteration zones identified in the sketch mapping program in late 2006 in the first half of 2007. A major EW-trending mineralization zone (not the only one) of 1,600m in length has been revealed by 11 irregularly distributed trenches in phyllite sequence. Although bedrock has not been reached in some of the trenches, obvious mineralization has been detected in several trenches A sampling program with a shallow rig is in progress to collect the weathered bedrock samples beneath the soil overburden along the mineralization zone. By the end of September 2007, 171 shallow holes with depth from three to seven metres were drilled and bedrock samples were collected from these holes. Drilling targets will be delineated after the surface exploration program at Yangshanli area.

Xicheng East:

A preliminary reconnaissance investigation on the two strong silver anomalies at the Jiangjungou and the Xiaodonggou areas was carried out by Minco geologists in April 2007. In mid September 2007, a sketch mapping and traverse line investigation program was initiated at the Caopingshan area where significant geochemical Au and Ag anomalies were detected in stream sediment and soil samples.

Five historical mining pits were recognised and a mineralization zone characterised with strong silification and brecciation was seen within thick metamorphosed quartz sandstone in the Jiangjungou area. The observed width of the zone is from 0.05 to 0.3m. Nine grab samples were collected and two of them contain 86g/t Ag and 136g/t Ag respectively.

A site visit was made to the Xiaodonggou area. There are quite a few historical and modern mining activities in the area. An EW-trending mineralization zone has been recognised in the sericite schist and galena and sphalerite occurred as veinlets and stockworks in the ore zone. Two grab samples returned 160g/t and 615g/t Ag, 5.24% and 25.44% Pb, and 9.79% and 13.62% Zn respectively.

Exploration programs as mentioned above have resulted in the following discoveries:

Yangshanli Gold Occurrences: eight structurally controlled alteration and mineralization zones have been identified within the largest and strongest composite anomaly of Au, As, Sb and Ag at the central section of the Yangshan Project Area. Individual zone ranges from several hundreds to more than 1800 meters in length. Average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.5 meters. Significant intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Miaogou Ag-Pb-Zn Occurrences: Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area. Individual veins range from 0.2 to 1m. Two grab samples returned 0.2 and 0.24g/t Au, 160 and 615g/t Ag, 5.24 and 25.44% Pb, 9.79 and 13.62% Zn, respectively.

Shiaigou Pb-Zn-Ag Occurrence: Five Pb-Zn mineralization zones discovered in Devonian sandy slate in the Xicheng East sub-project area. Individual vein is from 0.2 to 0.6m in width and 200 to 270m in length. Grab samples returned 0.11-6.31% Pb, 4.39-25.8% Zn and 39-58g/t Ag.

Exploration plan for 2008

Exploration focus in 2008 will consist of the following:

1.

Detailed mapping, IP survey and test drilling at the Yangshanli and adjacent areas in the Yangshan Sub-pro-ject area;

2.

Detailed mapping, trenching, and soil sampling in the Chengjiagou, Shiaigou, and Miaogou occurrences at the Xicheng East Sub-project area to generate targets for test drilling;

3.

Reconnaissance investigation at some geologically favourable areas at the Yangshan, the Yejiaba and the Xicheng East Sub-project areas.

Minco Base Metals

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. As of November 15, 2007 Minco Gold’s interest in the White Silver Mountain project was transferred to Minco Base Metals Corp.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Gold has a 61% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold and silver values.

Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 41.75%) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.  Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2007	December 31, 2006
Investment in Minco Silver Corporation on an equity basis	$ 3,079,412	$ 6,398,692

Market value of Minco Silver shares	$38,740,000	$39,200,000

As of December 31, 2007, Minco Silver had current assets of $17,327,276, property and equipment of $244,084, current liabilities of $3,678,174 and shareholders equity of $13,649,102. Minco Silver reported a loss of $7,275,117, including exploration costs of $4,783,545, administration costs of $3,261,409 and a loss of $3,239,898 for the Company.

New accounting pronouncements

Accounting Changes

During the fourth quarter of 2006, the CICA issued three new accounting standards: CICA Handbook Section 1535 “Capital Disclosures”, CICA Handbook Section 3863 “Financial Instruments – Presentation” and CICA Handbook Section 3862 “Financial Instruments – Disclosure”. These standards are effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

Capital Disclosures section describes the standards for disclosing information about a company’s objectives, policies and processes for managing capital, quantitative data about what a company regards as capital and whether a company has complied with any capital requirements and, if not, the consequences of such non-compliance. Financial Instruments – Presentation carries forward the guidance under Section 3861 with little change and Financial Instruments – Disclosures requires disclosure on the face of the balance sheet of each of the financial instrument categories as well as additional disclosure regarding credit, market and liquidity risk faced by the Company.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company maintains internal controls over financial reporting designed to provide reasonable assurance regarding the completeness and reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP”). The Company has in place polices and procedures regarding the maintenance of records to ensure they are complete and accurate and fairly reflect the transactions of the Company and provide reasonable assurance that only authorized expenditures and asset dispositions are undertaken. As at the end of the period covered by this MD&A, the internal controls over financial reporting were effectively designed to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under Canadian securities laws is complete and reliable and prepared in accordance with Canadian GAAP.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China. The accounting staff in China prepares financial statements in accordance with the requirements in China and not in accordance with Canadian GAAP. The accounting staff in Canada has bilingual language abilities (English and Chinese) and oversees the operations in China to ensure the adjustments required to present the financial statements of the operations in accordance with Canadian GAAP are identified, however, the limited staff resources, the time difference and the geographical distances between its head office and operations in China creates some challenges. The Company has hired a knowledgeable, bilingual staff member in China who will devote a substantial amount of time and effort to ensure Canadian reporting and compliance matters are addressed in China.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the

Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian Securities Laws. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time period specified by those laws and that material information is accumulated to management of the Company including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Selected Annual Information

Selected annual financial data for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Interest and sundry income	$306,819	$673,570	$475,554
Net loss	$(7,580,231)	$(1,589,462)	$(1,013,541)
Net loss per share – basic and diluted	$ 0.18)	$(0.04)	$(0.03)
Total assets	$16,747,109	$19,584,528	$18,643,798
Total long-term financial liabilities	$ -	$ -	$ 460,000
Cash dividends declared	$ -	$ -	$ -

In 2007, the Company’s activities focused on the exploration programs of Longnan project, Gold Bull Mountain project and the Xiaoshan project. The Company spent exploration costs of $886,375, $655,858 and $ 1,131,000 on each project, respectively.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

For the year 2007, gross exploration costs totaled $2,948,000 compared to $3,017,000 in 2006. Over the 12 month period, ended December 31, 2007, the Company expensed $2,948,000 (2006: $2,563,000) and recovered $ nil (2006: $95,000).

	2007	2006	2005
Gansu
• Yangshan, Anba	12,941	4,209	319,226
• Minco-Qinqi (formerly Western Extension of Yangshan)	(163,008)	20,088	207,699
• Longnan	886,375	416,215	81,169
Inner Mongolia
• Gobi Gold	214,319	11,151	15,382
• BYC	34,098	135,374	286,918
Guangdong
• Changkeng	176,365	56,034	89,884
• Fuwan	-	943,206	2,004,354
Henan
• Xiaoshan	1,131,000	-	-
Hunan
• Gold Bull Mountain	655,858	1,402,734	-
Gross exploration costs	2,947,948	2,989,012	3,004,632
Exploration cost recoveries	-	(95,331)	(337,674)
Expensed exploration permits	(842,788)	(852,000)	(1,739,594)
Expensed exploration costs	(2,105,160)	(1,683,281)	(927,364)
Capitalized mining permit costs	$ -	$ 358,400	$ -

Most of the decrease in exploration costs in 2007 is due to the transfer of all spending on the Fuwan silver project to Minco Silver offset by the spending on the Xiaoshan project.

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

	2007	2006	2005
Gansu – Minco-Qinqi (formerly West Extension of Yangshan)

Consulting fees	$ 8,725	$ 16,444	$ 59,014
Drilling and geology	(162,911)	-	106,732
Labor costs	(1,572)	2,610	9,572
Other exploration costs	(7,250)	1,034	32,381
Total	$ (163,008)	$ 20,088	$ 207,699
	2007	2006	2005
Gansu – Yangshan (Anba)

Consulting fees	$ 8,906	$ -	$ 11,292
Legal and license fees	-	-	-
Labor costs	2,834	4,209	3,767
Other exploration costs	1,201	-	304,167
Total	$ 12,941	$ 4,209	$ 319,226
	2007	2006	2005
Gansu – Longnan

Consulting fees	$ 121,977	$ 130,472	$ -
Geology and geochemistry	446,908	162,456	47,652
Labor costs	139,960	56,849	8,602
Other exploration costs	177,530	66,438	24,915
Exploration costs recoveries			(14,757)
Total	$ 886,375	$ 416,215	$ 66,412

	2007	2006	2005
Inner Mongolia – Gobi Gold

Consulting fees	$ 44,750	$ 625	$ 5,276
Geology and drilling	66,208	5,099	3,856
Labor costs	32,657	597	2,333
Other exploration costs	70,704	4,830	3,917
Total	$ 214,319	$ 11,151	$ 15,382

	2007	2006	2005
Inner Mongolia – BYC

Consulting fees	$ 6,050	$ 1,420	$ -
Geology and drilling	3,101	42,735	-
Other exploration costs	24,947	91,219	286,918
Exploration costs recoveries	-	(95,331)	(322,918)
Total	$ 34,098	$ 40,043	$ (36,000)

	2007	2006	2005
Guangdong – Changkeng

Consulting fees	$ 31,099	$ 14,952	$ 41,877
Drilling and geology	113,100	20,229	18,568
Labor costs	623	2,289	-
Other exploration costs	31,543	18,564	29,439
Total	$ 176,365	$ 56,034	$ 89,884

	2007	2006	2005
Henan – Xiaoshan

Consulting fees	$ 30,338	$ -	$ -
Drilling	195,911	-	-
Labor costs	37,459	-	-
Other exploration costs	204,504	-	-
Sub-total Exploration costs	468,212	-	-
Exploration permits	842,788	-	-
Total	$ 1,311,000	$ -	$ -

	2007	2006	2005
Gold Bull Mountain
(1) Exploration costs
Consulting fees	$ 63,246	$ 37,687	$ -
Drilling and geology	575,094	154,089	-
Other exploration costs	17,518	558	-
Subtotal – Exploration costs	655,858	192,334	-
(2) Exploration permits	-	852,000	-
(3) Mining license	-	358,400	-
Total	$ 655,858	$ 1,402,734	$ -

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. Minco Gold and Minco Silver share its Vancouver and China offices. Minco Gold allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

In the year ended December 31, 2007, the Company spent a total of $5,026,000 on administrative expenses compared to $5,760,000 in 2006. Of these expenses, $2,023,000 was non-cash stock based compensation expenses compared to $2,820,000 in the same period of 2006.

Significant changes in expenses were:

•

A foreign exchange loss of $416,000 was incurred in 2007 as compared to a gain of $241,000 in 2006.

•

Most expenditures in 2007 were lower than in 2006 due to Minco Silver being equity accounted for all of 2007.  Minco Silver was consolidated into Minco Gold’s accounts until November 19, 2006.

Dilution Gain

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005, the IPO in December 2005 and the November 17, 2006 offering and Over-allotment issuance on December 1, 2006, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7%, 55.6%, 45.5% and 45.3%, respectively.  Ownership of Minco Silver has been further reduced to 41.75% as at December 31, 2007 primarily due to the sale by Minco Gold of 1,000,000 shares of Minco Silver in December 2007.

In 2007, the Company recorded a dilution gain of $191,000 as the change in the non-controlling interest of its investment in Minco Silver, and recorded dilution gains of $5,213,000 in 2006 and $2,953,000 in 2005.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the year ended December 31, 2007, interest and sundry income was $307,000 compared to $674,000 in 2006. The 2007 decrease was mainly due to decreased balances invested.

As at December 31, 2007, short-term investments consisted of cashable guaranteed investment certificates, commercial notes, and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $88,200 as of December 31, 2007.

At December 31, 2007, the yields on the short-term investments were between 4.00% and 4.30% per year (December 31, 2006 – 1.08% to 4.35%)

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; two provincial bonds and a Canadian government bond (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $277,000 on December 31, 2006.

Financial Position

Since the Company’s last year end on December 31, 2006, the Company’s total assets have changed from $19,585,000 to $16,747,000 at December 31, 2007

Fourth Quarter

Exploration costs in the fourth quarter of 2007 were $1,487,000 compared to $509,000 in the fourth quarter of 2006. In 2007, there were more exploration activities in the year as a whole, especially on the Gold Bull Mountain, Longnan and Xiaoshan projects.

Total administrative expenses for the fourth quarter of 2007 were $894,000 compared to $2,239,000 in the same period of 2006 and $975,000 for the same period in 2005. Some administrative expenses such as investor relations expenses, and office and miscellaneous decreased in this quarter compared to the same period last year since the Company level of activity was generally lower due to the lower lever of business activity in 2007. The Company hired fewer employees and consultants in 2007 than in 2006. The decrease in losses in the current quarter was also due to the decrease of stock based compensation from $1,569,000 in the fourth quarter of 2006 to $622,000 in the same period of this year. The decrease in this expense was attributable to lower vesting of stock options in the year, which in turn resulted in a decreased fair value of stock options.  Also contributing to the increase in earnings was the gain realized on the sale of 1,000,000 Minco Silver shares.

Interest and sundry income for the fourth quarter was $54,000, compared to $173,000 recorded in the fourth quarter of 2006. The decrease in the current quarter is partially due to the Company only recording Minco Silver’s interest income through November 16, 2006.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

		2007			2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest and sundry income	$ 54,374	$ 82,349	$80,586	$ 89,510	$ 173,201	$ 179,545	$ 194,884	$ 126,001
Net income (loss)-as reported	(311,368)	(2,880,632)	(2,403,260)	(1,984,971)	2,506,835	(2,170,137)	(963,757)	(962,265)
Net income (loss)-as restated (1)		-	-	-	(3,078,835)	(2,170,137)	(1,280,757)	(1,217,265)
Net income (loss) per share – basic and diluted-as reported	(0.01)	(0.07)	(0.06)	(0.05)	0.06	(0.05)	(0.02)	(0.02)
Net income (loss) per share – basic and diluted-as restated	-	-	-	-	0.07	(0.05)	(0.02)	(0.02)

(1)

The Company refined the calculation of the stock based compensation expense in the fourth quarter of 2006 to reflect changes in the expected stock price volatility and risk- free interest rate. As a result of these refinements, the stock based compensation expense and net loss for the first and second quarters of 2006 have been increased by $255K and $317K, respectively.

During the most recent eight quarters, the Company had no extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $2,978,000. This is the main contributor to the increase in earnings in the fourth quarter of 2007.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In the fourth quarter of 2006, the loss increased compared to the same period of 2005, y due primarily to more exploration activities, especially on the Gold Bull Mountain, Fuwan and Longnan projects. The increased loss was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year.

In the first three quarters of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In the third quarter of 2006, the Company’s losses were increased, which were mainly due to more exploration activities on Fuwan silver project and Longnan project and the acquisition of Gold Bull Mountain extension exploration permits. $494,000 and $74,000 exploration costs were spent on Fuwan project and Longnan projects, respectively, and $852,000 was paid to get the exploration permits on the Gold Bull Mountain extension.

Compared to the same period of last year, in the third quarter of 2006, the Company also undertook more investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues and relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Operating Activities

In 2007 the Company used cash of $5,293,000 to support continuing operating activities compared to $5,176,000 in 2006.  The net loss from continuing operations in 2007 was $7,541,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $56,000, stock-based compensation of $2,023,000 and equity loss on investment in Minco Silver of $3,240,000. In addition, certain other operating items need to be eliminated including the dilution gain of $191,000, write down of short-term investments $233,000 and the minority non-controlling interest in a loss of $429,000, as well as the gain on the sale of Minco Silver shares of $2,978,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $295,000 in 2007.

Financing Activities

In 2007, the Company generated cash of $573,000 from financing activities, compared to $4,940,000 in 2006. The cash generated from financing included issuance of common shares in Minco Gold through the exercise of options and warrants, which generated $106,000 and cash generated by non-controlling interests of $512,000.  This was partially offset by the repurchase of 48,000 shares through a normal course issuer bid for $44,000.

Investing Activities

In the year ended December 31, 2007, the Company generated $5,864,000 from investing activities compared to cash used of $177,000 in 2006. In the current year there was an increase of $1,903,000 in the cash advance from Minco China to Minco Silver, $3,248,000 in proceeds from the sale of 1,000,000 Minco Silver shares and $4,746,000 was generated from short-term investments. $226,000 was spent to purchase new equipment and capital assets.

Available Resources

The Company’s cash and short-term investment balance at December 31, 2007 amounted to $7,457,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Share Capital

Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.  As at December 31, 2007, all shares have been released from escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,325,180, as follows:

2008	$ 353,625
2009	291,462
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,325,180

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

The Company is also conditionally committed to payments of up to $9,567,311 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years
Mingzhong (1)	$ 6,840,404	$3,420,202	$3,420,202
Zhongjia (2)	2,567,767	153,507	2,414,260
Gobi Gold (3)	159,140	159,140	-
Total	$9,567,311	$3,732,849	$5,834,462

Notes:

a.

Costs of exploration permits and investment commitments in accordance with the Mingzhong JV Contract dated February 8, 2007;

b.

Costs of exploration permits and investment commitments in accordance with the Zhongjia Contract dated April 30, 2007 as well as a commitment of RMB 1,144,000 (approximately $154,000) to be paid on a Zhongjia exploration program;

c.

A commitment of RMB 1,186,000 (approximately $ 159,000) to be paid on a Gobi Gold exploration program.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	2007	2006	2005

Exploration costs	$ 80,625	$ 206,680	$ 104,175
Management fees	17,344	121,410	16,115
Property investigation	21,094	70,510	47,820
Investor relations	-	17,775	96,105
Director's fees	62,500	93,250	2,875
	$ 181,563	$ 509,625	$ 267,090

b.

Receivables of $239,260 (December 31, 2006 - $86,238) are due from five (2006: five) companies related by two common directors. $13,903 has been received subsequent to December 31, 2007.

At December 31, 2007, the Company also has $1,929,893 (December 31, 2006 - $363,889 due from) due to Minco Silver. The amount is unsecured, non-interest bearing and repayable on demand.

At December 31, 2007, Minco China also has a due from balance of $4,639,788 (December 31, 2006 – $442,404) from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

c.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of September 30, 2007, the Company had sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current period other than the financial instrument accounting policy changes described in Note 2 to the financial statements.

Financial Instruments and Other Instruments

Fair value - The fair values of receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Subsequent Event

Subsequent to the end of the year, Mingzhong received the Changkeng exploration permit from the 757 Exploration Team.

Outstanding Share Data

At the date of this MD&A, the Company has 42,928,385 common shares, 5,236,667 stock options outstanding, for a total of 48,165,052 fully diluted common shares outstanding.